Exhibit 21.1

Subsidiaries of The Simply Good Foods Company

Subsidiary	Jurisdiction
Atkins Intermediate Holdings, LLC	Delaware
Conyers Park Acquisition Corp., Inc.	Delaware
NCP-ATK Holdings, Inc.	Delaware
Atkins Nutritional Holdings, Inc.	Delaware
Atkins Nutritional Holdings II, Inc.	Delaware
Simply Good Foods USA, Inc.	New York
Simply Good Foods Canada Inc.	Ontario, Canada
Simply Good Foods Australia PTY LTD	Australia
Simply Good Foods NZ Limited	New Zealand
VMG Quest Blocker, Inc.	Delaware
Voyage Holdings, LLC	Delaware
Quest Nutrition, LLC	Delaware
Only What You Need, Inc.	Delaware